Exhibit 99.1

100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

Date: March 14, 2011

To: All Canadian Securities Regulatory Authorities

Subject: IMRIS INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	08/04/2011
Record Date for Voting (if applicable) :	08/04/2011
Beneficial Ownership Determination Date :	08/04/2011
Meeting Date :	13/05/2011
Meeting Location (if available) :	Toronto ON

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	45322N105	CA45322N1050

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for IMRIS INC.